SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 19, 2021
KT Corporation

By:	/s/ Seunghoon Chi
Name: Seunghoon Chi
Title: Vice President

By:	/s/ Ginah Yun
Name: Ginah Yun
Title: Director

Charges of Embezzlement

1. Summary		On November 4, 2021, the Seoul Central District Prosecutor’s Office charged the Company’s current and former executives with occupational embezzlement and violation of the Political Funds Act of Korea.

2. Embezzlement Amount	Embezzlement Amount (Korean Won)	437,900,000
	Total Equity of the Company as of December 31, 2020 (Korean Won)	15,551,433,049,053
	Embezzlement Amount as a Percentage of the Company’s Total Equity (%)	0.028

3. Additional Details

•  The Seoul Central District Prosecutor’s Office has indicted 4 former executives of the Company without detention for charges of occupational embezzlement and violation of the Political Funds Act of Korea and summarily indicted 10 current and former executives for the same charges.

•  The embezzlement amount stated above has not been confirmed and is subject to future adjustments by the court.

•  The Company plans to make additional filings in relation to the above matter upon knowledge of any material developments or updates to the case.